SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    Form 11-K
                                -----------------

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1999

                                       OR

[ ]              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from _______________ to _____________


                         Commission file number: 0-19599


                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN
                              108 Frederick Street
                        Greenville, South Carolina 29607
              (Full title of the plan and the address of the plan)



                          WORLD ACCEPTANCE CORPORATION
                              108 Frederick Street
                        Greenville, South Carolina 29607
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                          WORLD ACCEPTANCE CORPORATION

                             RETIREMENT SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998






                                Table of Contents

                                                                                     Page
                                                                                     ----

Independent Auditors' Report                                                           4

Financial Statements:

         Statements of Net Assets Available for Benefits                               5

         Statements of Changes in Net Assets Available for Benefits                    6

Notes to Financial Statements                                                       7-11

Schedule 1

         Schedule of Assets Held for Investment Purposes-
                December 31, 1999                                                     12

Independent Auditors' Consent                                                 Exhibit 23

                          Independent Auditors' Report


To the Board of Trustees
World Acceptance Corporation Retirement Savings Plan:

We have audited the financial statements of the World Acceptance Corporation Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998 and for the years then ended as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Greenville, South Carolina                           /s/ KPMG LLP
June 26, 2000

              WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 1999 and 1998


                                                                                               1999              1998
                                                                                           -------------   -----------------
Assets:
    Investments, at fair value:
       Sponsor Company common stock:
          World Acceptance Corporation common stock                                      $     382,786           564,246
       Mutual Funds                                                                          5,604,559         4,073,394
                                                                                           -------------   -----------------
            Total investments                                                                5,987,345         4,637,640
                                                                                           -------------   -----------------

    Contributions receivable:
       Employer                                                                                 15,457            13,676
       Employees                                                                                36,780            31,402
                                                                                           -------------   -----------------
                                                                                                52,237            45,078
                                                                                           -------------   -----------------

            Total assets                                                                     6,039,582         4,682,718

Liabilities:
    Refund payable for excess contributions                                                     30,943            19,307
                                                                                           -------------   -----------------

            Net assets available for benefits                                            $   6,008,639         4,663,411
                                                                                           =============   =================

See accompanying notes to financial statements.

              WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1999 and 1998

                                                                                        1999               1998
Additions to net assets attributed to:
    Investment income:
       Net appreciation in fair
          value of investments                                                    $       681,701          437,552
       Interest and dividends                                                               4,155           40,169
                                                                                    --------------     -------------

            Total investment income                                                       685,856          477,721
                                                                                    --------------     -------------

    Contributions:
       Employer                                                                           346,273          277,127
       Employees                                                                          947,494          771,365
                                                                                    --------------     -------------
                                                                                        1,293,767        1,048,492
                                                                                    --------------     -------------

            Total additions                                                             1,979,623        1,526,213
                                                                                    --------------     -------------

Deductions from net assets attributed to:
    Benefits paid to participants                                                         603,452          651,758
    Corrective distributions                                                               30,943           19,307
                                                                                    --------------     -------------
          Total deductions                                                                634,395          671,065
                                                                                    --------------     -------------

Increase in net assets                                                                  1,345,228          855,148

Net asset available for benefits:
    Beginning of year                                                                   4,663,411        3,808,263
                                                                                    --------------     -------------

    End of year                                                                   $     6,008,639        4,663,411
                                                                                    ==============     =============

See accompanying notes to financial statements.

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(1)      Description of Plan

         The following description of the World Acceptance Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         (a)      General
                  The Plan, which was formed in February 1993, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On January 1 and July 1 of each year, employees of World Acceptance Corporation (the "Plan Sponsor" or "Company") who meet certain eligibility requirements become participants in the Plan.

         (b)      Administrative Costs
                  Substantially all administrative costs of the Plan are paid by the Plan Sponsor.

         (c)      Contributions
                  The Plan provides for participant contributions on a pretax compensation reduction basis. Participants may elect to contribute to the Plan by deferring one to fifteen percent of annual compensation up to specified maximum amounts. The Company matches specified percentages, as determined by the Company's Board of Directors, of employee contributions. In applying the matching percentage, only employee contributions up to a maximum of 6 percent of compensation are eligible. Additional employer contributions are determined annually by the Board of Directors.

         (d)      Participant Accounts
                  Each participant's account is credited with the participant's contribution and the Company's matching contribution. Additional employer contributions and forfeitures are allocated to individual participant accounts based on the proportion that each participant's annual compensation, as defined by the Plan, bears to the total annual compensation of all participants. Investment income is allocated to the individual participant accounts in the proportion which the account of each participant bears to the total of the accounts of all participants within each fund.

         (e)      Vesting
                  Participants are immediately vested in their voluntary contribution plus earnings thereon. Vesting of employer contributions is based on years of continuous

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


                  service. A participant is 100% vested after seven years of credited service, according to the following schedule:

                                                            Percent of
                        Years of Service              Nonforfeitable Interest
                        ----------------              -----------------------

                          Less than 1                            0%
                               1                                 0%
                               2                                 0%
                               3                                20%
                               4                                40%
                               5                                60%
                               6                                80%
                               7 or more                       100%

         Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.

         (f)      Payment of Benefits
                  Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

         (g)      Forfeitures
                  The Plan allocates participant forfeitures of employer matching contributions as a reduction of the matching contributions otherwise made for the plan year following the plan year in which the forfeiture occurs. Forfeitures of other employer contributions are treated as if the forfeitures were additional Plan Sponsor nonelective contributions for the plan year in which the forfeitures occur.

(2)      Summary of Significant Accounting Policies

         (a)      Basis of Presentation
                  The financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles.

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


                  In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contributions Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

         (b)      Investments
                  Effective January 1, 1999, PaineWebber is the designated trustee of the Plan. Prior to January 1, 1999, Branch Banking and Trust Company ("BB&T") was the designated trustee of the Plan. Under a separate agreement, BB&T outsourced its responsibilities as trustee to Federated Investors Trust Company ("Federated") to manage a trust fund on behalf of the Plan, which included all Plan investments. The investments and changes therein of this trust fund have been reported to the Plan by PaineWebber in 1999 and Federated in 1998 as having been determined through the use of fair values. Fair value is determined through the use of quoted market values for the underlying investments. Purchases and sales are recorded on a trade-date basis.

                  Refunds payable to participants at December 31, 1999 and 1998 were $30,943 and $19,307, respectively. These refunds were due to excess contributions, which were refunded to participants in 2000 for the year ended December 31, 1999 and in 1999 for the year ended December 31, 1998.

         (c)      Payment of Benefits
                  Benefits are recorded when paid. On termination of service, a participant will become eligible to receive a lump-sum amount equal to the value of his or her vested account balance.

         (d)      Use of Estimates
                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(3)      Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

(4)      Tax Status

         The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 1993, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Code, and believes that the Plan continues to qualify and to operate as designed.

(5)      Investments

         A participant may direct employee contributions in 1% increments in a variety of investment options.

         Participants may make changes in their investment elections at any time. Participants may change their deferral percentage not more than twice annually.

         Investments at December 31, 1999 and 1998 greater than 5% of net assets are as follows:



                                                                               1999                 1998
                                                                          ----------------     ----------------
        AIM International Equity Fund                                $         358,749                   --
        Alliance Premier                                                     1,986,943                   --
        Oppenheimer Capital Appreciation Fund                                  480,333                   --
        PaineWebber Growth and Income                                          361,556                   --
        PaineWebber Tactical                                                   303,196                   --
        PaineWebber Investment Grade Income                                    593,465                   --
        PaineWebber Stable Value                                               845,878                   --
        BB&T Money Market Account                                                   --              942,295
        BB&T Intermediate U.S. Government Bond Fund                                 --              663,531
        BB&T Growth and Income Stock Fund                                           --            2,177,494

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998




        World Acceptance Corp. Common Stock                                    382,786              564,246
        Mutual Funds, other                                                    611,901              290,074
        Other Money Market Funds                                                62,538                   --
                                                                          ----------------     ----------------

                                                                     $       5,987,345            4,637,640
                                                                          ================     ================

(6)      Related Party Transactions

         Certain investments of the Plan are interests in mutual funds and money market accounts issued by PaineWebber Trust Company, the Trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Likewise, transactions during 1998 in mutual funds and money market accounts issued by Branch Banking and Trust Corporation, the Trustee through December 31, 1998, qualified as party-in-interest transactions. Investments in World Acceptance Corporation Common Stock also qualify as party-in-interest transactions.

                                                                      Schedule 1


                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999

   (a)                      (b)                                      (c)
  Party              Identity of issue,                   Description of investment                                (e)
   in-               borrower, lessor,            including maturity date, rate of interest,      (d)            Current
interest              or similar party                collateral, par or maturity value          Cost             Value
----------  -------------------------------------   --------------------------------------   --------------   --------------

            AIM International Equity Fund           Mutual Fund                                             $     358,749

            Franklin Balance Sheet Investment Fund  Mutual Fund                                                   220,593

    *       World Acceptance Corporation            Common stock, no par value                                    382,786

            Alliance Premier                        Mutual Fund                                                 1,986,943

            Oppenheimer Capital Appreciation Fund   Mutual Fund                                                   480,333

    *       PaineWebber Growth and Income           Mutual Fund                                                   361,556

    *       PaineWebber Tactical                    Mutual Fund                                                   303,196

    *       PaineWebber Investment Grade Income     Mutual Fund                                                   593,465

    *       PaineWebber Strategic Income            Mutual Fund                                                   120,934

    *       PaineWebber Stable Value GIC            Mutual Fund                                                   845,878

    *       PaineWebber Mid Cap Growth              Mutual Fund                                                   270,374

            Riggs Funds                             Money Market Accounts                                          62,538
                                                                                                              --------------

                                                                                                           $    5,987,345
                                                                                                              ==============

See accompanying independent auditors' report.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Savings Plan Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN

                           By:  World Acceptance Corporation Retirement
                                Savings Plan Advisory Committee


Date: June 26, 2000             By:   /s/ Charles D. Walters
                                      ----------------------
                                      Charles D. Walters, Committee Member


                                By:   /s/ A. Alexander McLean
                                      -----------------------
                                      A. Alexander McLean, III, Committee Member

                                  EXHIBIT INDEX


Exhibit No.                         Document
-----------                         --------

     23                             Consent of KPMG LLP